Exhibit 99.1
June 3, 2010

Central Fund of Canada Limited (Symbols: NYSE Amex Equities - CEF, TORONTO - CEF.A) has today released selected comparative financial information relating to net assets and results of operations for the three and six months ended April 30, 2010.

CENTRAL FUND OF CANADA LIMITED
Statement of Net Assets
(expressed in U.S. dollars, unaudited)

	April 30	October 31
	2010	2009

Net assets:
Gold bullion, at market, average cost $889,816,599 (2009: $774,629,675)	$1,587,862,903	1,292,065,170
Silver bullion, at market, average cost $746,375,834 (2009: $654,686,930)	1,253,544,561	1,029,260,117
Cash	712,483	2,918,749
Short-term deposits	71,186,200	61,171,225
Prepaid insurance, interest receivable and other	260,728	225,275
	2,913,566,875	2,385,640,536
Accrued liabilities	(1,649,171)	(1,338,221)
Dividends payable	-	(1,960,177)
Net assets representing shareholders’ equity	$2,911,917,704	2,382,342,138

Represented by:
Capital stock
Class A shares issued:
212,982,713 (2009: 196,007,713)	$1,713,946,478	1,493,321,705
Common shares issued: 40,000 (2009: 40,000)	19,458	19,458
	1,713,965,936	1,493,341,163
Contributed surplus	-	-
Retained earnings inclusive of unrealized appreciation of holdings	1,197,951,768	889,000,975
	$2,911,917,704	2,382,342,138

Net asset value per share:
Class A shares	$13.67	12.15
Common shares	$10.67	9.15

Exchange rate: U.S. $1.00 = Cdn.	$1.0116	1.0774

Net asset value per share expressed in Canadian dollars:
Class A shares	$13.83	13.09
Common shares	$10.79	9.86

This analysis should be read in conjunction with Central Fund’s financial statements prepared in accordance with Canadian generally accepted accounting principles included in its 2009 Annual Reports and accompanying Management’s Discussion and Analysis.

The change in net assets as reported in U.S. dollars from period to period is primarily a result of the public offerings completed during the period and the changing market prices of gold and silver and the proportion of each held by the Company.  Changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars.

Net assets increased by $529.6 million during the six months ended April 30, 2010 as a result of the public offering completed on November 17, 2009 as well as the increases in gold and silver prices.

On November 17, 2009, the Company, through a public offering, issued 16,975,000 Class A shares for proceeds of $220,973,760 net of underwriting fees of $9,207,240. Costs relating to this public offering were approximately $600,000 and net proceeds were approximately $220,373,760.  The Company used the net proceeds from this public offering to purchase 104,132 fine ounces of gold at a cost of $115,186,924 and 5,206,600 ounces of silver at a cost of $91,688,905, all in physical bar form. The balance of $13,497,931 was retained by the Company in interest-bearing cash deposits for working capital purposes.

CENTRAL FUND OF CANADA LIMITED
Statement of Income
(expressed in U.S. dollars, unaudited)

	Six months ended April 30		Three months ended April 30
	2010	2009	2010	2009
Income:
Interest	$26,737	267,374	$9,889	87,029
Change in unrealized appreciation (depreciation) of holdings	313,275,707	309,946,934	292,599,170	(29,904,470)
Total income	313,302,444	310,214,308	292,609,059	(29,817,441)
Expenses:
Administration fees	2,639,952	1,725,515	1,327,207	928,188
Safekeeping, insurance and bank charges	1,232,718	743,876	623,676	391,777
Shareholder information	151,040	135,336	103,679	88,474
Directors’ fees and expenses	81,345	65,205	35,008	28,582
Legal fees	74,721	40,336	62,512	34,614
Stock exchange fees	67,167	64,686	35,345	32,095
Accounting fees	63,620	39,495	23,172	25,915
Registrar and transfer agent fees	41,074	37,521	28,942	21,961
Miscellaneous	14	640	14	325
Foreign currency exchange loss	-	491	-	-
Total expenses	4,351,651	2,853,101	2,239,555	1,551,931
Net income (loss) inclusive of the change in unrealized appreciation (depreciation) of holdings	$308,950,793	307,361,207	$290,369,504	(31,369,372)
Net income (loss) per share:
Class A shares	$1.46	2.03	$1.37	(0.20)
Common shares	$1.46	2.03	$1.37	(0.20)

The net income (inclusive of the change in unrealized appreciation of holdings) for the three months ended April 30, 2010 was $290.4 million compared to a net loss of $31.4 million for the comparative period in 2009.  For the six months ended April 30, 2010, the net income (inclusive of the change in unrealized appreciation of holdings) was $309.0 million compared to $307.4 million for the same period in 2009.  Virtually all of the income was due to the change in unrealized appreciation of holdings.   Despite higher average balances in cash and cash equivalents, interest income decreased compared to the comparative three and six month periods in 2009 as interest rates on interest-bearing cash deposits have declined significantly.  Certain expenses, such as administration fees which are scaled, have varied in proportion to net asset levels or, in the case of stock exchange fees, with market capitalization based on the number of Class A shares issued.  Administration fees, which are calculated monthly based on net assets at each month-end, increased during the three month period to $1,327,207, from $928,188 and for the six month period to $2,639,952 from $1,725,515 for the comparative period in 2009, as a direct result of the higher level of net assets under administration.

Expenses as a percentage of average month-end net assets (the “expense ratio”) for the three month period ended April 30, 2010 were 0.08%, compared to 0.09% for the same three month period in 2009.  The expense ratio for the six-month period ended April 30, 2010 was 0.16%, compared to 0.18% for the same six-month period in 2009.  For the twelve months ended April 30, 2010, the expense ratio was 0.32% compared to 0.36% for the comparable twelve month period ending April 30, 2009.

Central Fund of Canada Limited is a specialized investment holding company which invests primarily in long-term holdings of allocated, segregated and unencumbered gold and silver bullion and does not speculate in gold and silver prices.  At April 30, 2010, the Class A shares of Central Fund were backed 97.5% by gold and silver bullion and may be purchased or sold with ease on either the NYSE Amex Equities (Symbol: CEF) or The Toronto Stock Exchange (Symbols: CEF.A in Canadian dollars and CEF.U in U.S. dollars).

For further information please contact:
J.C. Stefan Spicer, President & CEO
Email: info@centralfund.com
Website: www.centralfund.com
Telephone: 905-648-7878